1321 Mountain View Circle, Azusa, CA, 91702, Tel: (626) 334-5310, Fax: (626) 334-5324

July 26, 2006

Ms. Tabatha Akins, Staff Accountant
Mr. Jim Atkinson, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Viral Genetics, Inc. Form 10-KSB for the fiscal year ended December 31, 2004 File No. 000-26875

Dear Ms. Akins and Mr. Atkinson:

We are in receipt of your comment letter dated June 16, 2006, regarding the financial statements of Viral Genetics, Inc., for the year ended December 31, 2004. The following is your comment contained therein, and our response:

Note 4 –  Patents, page 14

1.	Refer to your response to comment 1. The revised discussion here seems to indicate that the only items acquired in 1995 were patents. Such a transaction would not generally result in goodwill as it would be deemed an acquisition of assets and not a business. Please explain to us how the “acquisition of patents” represented a business. Refer to EITF 98-3.

Response.   Upon further evaluation by management, it was determined that in 1995 Viral Genetics, Inc. acquired a series of assets including inventory, equipment, and in-process research and development costs for $6,250,000 from Therapeutic Genetic, Inc. The purchase price was paid for through the issuance notes bearing interest at 5%. Originally, $5,206,052 of the purchase price was allocated to Patents and Goodwill. This allocation was in error as the allocated amount represented in-process research and development and should have been recorded as an expense at the date of purchase.

As a result of this re-evaluation, the restated 10-KSB/A for the period ended December 31, 2005 that the Company filed May 16, 2006 which reflected the comments of our prior response is no longer appropriate.

The Company proposes to address the re-evaluated analysis by amending its 2005 10-KSB for the year ended December 31, 2005 to reflect the following:

¢	The $5,206,052 recorded as goodwill and patents was charged to net loss for the period ended December 31, 1995; therefore the net loss was restated from $707,167 to $5,913,219.

¢	Charging the $5,206,052 to net loss in 1995 resulted in the restating of deficits accumulated during development stage for the years ended December 31, 1996 through 2004.

¢	During the year ended December 31, 2005, $33,457 of the goodwill and patents was amortized therefore the amortization expense was reduced from $107,683 to $74,226.

¢	The change due to the decreases in amortization was reflected in the statement of cash flow by reducing the net loss from $5,066,250 to $5,032,793 and reducing the amortization by a corresponding amount.

¢	All development stage cumulative balances in the statements of operations and cash flows were adjusted for the above described restatements.

¢	Footnotes were changed as follows:

¢	Note 4 – Goodwill and Patents – The disclosure regarding the assets and accumulated amortization was deleted.

¢	Note 13 – Restatement of Financial Statements – The restatement related to the goodwill and patents was disclosed and the effect on the financial statement was set forth.

After your review of our response to your comment, please contact:

Mr. Haig Keledjian, CFO
1-626-334-5310, ext. 23

Very truly yours,

/s/ Haig Keledjian

Haig Keledjian
Chief Financial Officer